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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALZED DISCLOSURE REPORT

HIMAX TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

State of Incorporation: Cayman Islands
I.R.S. Identification Number:
Commission File Number:  000-51847

NO. 26, ZIH LIAN ROAD
SINSHIH DISTRICT, TAINAN CITY 74148
TAIWAN, REPUBLIC OF CHINA
(Address of principal executive offices)

John Chou, Telephone: +886-6-5050880
NO. 26, ZIH LIAN ROAD, SINSHIH DISTRICT, TAINAN CITY 74148
TAIWAN, REPUBLIC OF CHINA
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 _X_Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from

             January 1 to December 31, 2013

Introduction:

Himax Technologies, Inc. (“Himax”) is a fabless semiconductor solution provider dedicated to display imaging processing technologies.  Himax designs, develops and markets semiconductors that are critical components in display technology; and its principal IC driver and module product families are:

 1) Display driver IC – they are used primarily for any-sized thin film transistor-liquid crystal display (TFT-LCD) panels like mobile, desktop monitors, notebook computers and televisions,

2) Video processor IC – they are used primarily in TFT-LCD panels to process video image such as convert 2D to 3D pictures.

3) LCOS micro display model – they are PICO projectors.

4) CMOS IC – they are image sensors used in customer electronics such as digital camera to process and capture pictures.

5) Analog IC – they are used primarily to power IC chips and white Light-Emitting Diode (LED) driver

The majority of these principle products sold by Himax contain Conflict Minerals.  Of the total revenue generated by Himax product sales in 2013, about 84.3% was derived from products containing 3GT.

Based upon a Reasonable Country of Origin Investigation with Due Diligence following the OECD Guidelines, the following conclusion has been reached:

Himax’s principal IC driver and module products contains Conflict Minerals have sources that are found to be DRC Conflict Undeterminable

Himax maintains a Conflict Minerals Policy that supports Conflict Free Sourcing.  The link to this policy is included below:

http://www.himax.com.tw/en/about/mineral.asp

INFORMATION INCLUDED IN THIS REPORT

Section 1 – Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an Exhibit and is available at the following website:

http://www.himax.com.tw/en/about/mineral.asp

Section 2 – Exhibits

Exhibit 2.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Jordan Wu	Date: May 22, 2014.

Name: Jordan Wu
Title: President and Chief Executive Officer